As filed with the Securities and Exchange Commission on March 20, 2023

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

SURO CAPITAL CORP.

(Name of Subject Company (Issuer))

SURO CAPITAL CORP.

(Names of filing Persons (Offeror and Issuer))

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

86887Q109

(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Mark D. Klein

Chief Executive Officer and President

SuRo Capital Corp.

640 Fifth Avenue

12th Floor

New York, NY 10019

(212) 931-6331

(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing person)

Copies to:

Steven B. Boehm, Esq.
Payam Siadatpour, Esq.
Eversheds Sutherland (US) LLP

700 Sixth Street, N.W.

Washington, D.C. 20001
202-383-0100

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ Third-party tender offer subject to Rule 14d-1.

☒ Issuer tender offer subject to Rule 13e-4.

☐ Going-private transaction subject to Rule 13e-3.

☐ Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Other Events

On March 20, 2023, SuRo Capital Corp. (the “Company”) issued a press release announcing that it intends to conduct a tender offer to purchase for cash up to approximately 3,000,000 shares of its common stock, $0.01 par value per share (the “shares”), at a price per share of not less than $3.00 and not more than $4.50 in cash, less any applicable withholding taxes and without interest. A copy of the press release is attached as Exhibit 99.1.

Important Information

This report and the description contained herein are for informational purposes only and are not an offer to purchase or a solicitation of an offer to sell securities of the Company. The tender offer described herein has not yet been commenced. If and when the tender offer is commenced, the Company intends to file a tender offer statement on a Schedule TO containing an offer to purchase, a letter of transmittal and other related documents with the U.S. Securities and Exchange Commission (the “SEC”). Such documents will be mailed or otherwise furnished to shareholders of record and will also be made available for distribution to beneficial owners of the Company’s shares. The Company’s solicitation of offers to purchase its shares will only be made pursuant to the offer to purchase, the letter of transmittal and related documents. Shareholders are advised to read the offer to purchase, the letter of transmittal and all related documents, if and when such documents are filed and become available, as they will contain important information about the tender offer. Shareholders can obtain these documents when they are filed and become available free of charge from the SEC’s website at www.sec.gov. In addition, copies of these documents and other filings containing information about the Company may be obtained, if and when available, without charge, by directing a request to SuRo Capital Corp., attention Investor Relations, at (212) 931-6331 or on the Company’s website at https://investors.surocap.com/financial-information/sec-filings.

Exhibits

EXHIBIT
NUMBER	DESCRIPTION
99.1	Press release announcing the Tender Offer, dated March 20, 2023.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 20, 2023.

SURO CAPITAL CORP.

/s/ Mark D. Klein
Name: Mark D. Klein
Title: Chief Executive Officer and President